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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER: **RIDGEWAY & CONGER, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2123 MAIN STREET
(No. and Street)

NEW WOODSTOCK (City) **NEW YORK** (State) **13122** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MS. LEIGH M. GARBER, PRESIDENT **(315) 655-9871**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name - if individual, state last, first, middle name)

135 DEWITT STREET (Address) **SYRACUSE** (City) **NEW YORK** (State) **13203** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Leigh M. Garber, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIDGEWAY & CONGER, INC., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

MARK H. PETITTE
Notary Public, State of New York
No. 4686438
Qualified in Onondaga County
Commission Expires January 31, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SPIC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIDGEWAY & CONGER, INC.

NEW WOODSTOCK, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2004

CONTENTS

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
(315) 474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Ridgeway & Conger, Inc.
New Woodstock, New York

We have audited the accompanying statement of financial condition of Ridgeway & Conger, Inc. as of March 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Ridgeway & Conger, Inc. as of March 31, 2004, in conformity with U.S. generally accepted accounting principles.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
May 21, 2004

RIDGEWAY & CONGER, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2004

ASSETS

Cash and cash equivalents (Note 1)	$ 67,813
Cash deposited with clearing organization (Note 2)	100,000
Marketable securities - at market value (Note 3)	15,915
Receivable from mutual funds and clearing organization (Note 4)	1,427
Other assets	2,500
Total assets	$ 187,655

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to broker-dealer (Note 6)	$ 15,830
Accrued expenses	38,313
Accrued income taxes (Notes 1 and 7)	2,565
Total liabilities	56,708
Stockholder's equity	130,947
Total liabilities and stockholder's equity	$ 187,655

A copy of the Statement of Financial Condition of the March 31, 2004 audited report of the firm pursuant to rule 17a-5 is available for examination at the principal office of the firm at New Woodstock, New York and at the regional (New York City) office of the Commission for the region in which the firm has its principal place of business.

The accompanying notes are an integral part of this financial statement

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Ridgeway & Conger, Inc. (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) as an introducing broker. The Company received approval from the NASD to change its membership to include proprietary transactions on November 5, 2003. Transactions for the Company are cleared by FiServ Securities, Inc. (FSI) on a fully disclosed basis. The Company is engaged principally in securities trading, brokerage of bonds and mutual fund sales.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company has balances with a financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash balances are also maintained with investment companies that are not insured by the FDIC.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market accounts to be cash equivalents.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Note 1. Summary of Significant Accounting Policies (continued)

Marketable Securities

Marketable securities in the Company's trading account are valued at market value, fair value or bid price, whichever is most clearly determinable for financial statement purposes. For tax purposes, any unrealized gain or loss recognized on the trading account is included in the calculation of taxable income. The aggregate value of marketable securities presented approximates their cost.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes over their estimated useful lives ranging from 5 to 7 years. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the financial reporting basis and income tax basis for commissions payable, investment securities and property and equipment. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. The deferred tax assets and liabilities represent the future tax consequence of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred income taxes are recorded using currently enacted income tax rates applicable to the period in which the deferred tax asset or liability is expected to be realized or settled. As changes in tax laws are enacted, deferred income taxes are adjusted through the provision for income taxes in the year of the change.

Commission Income

Trading commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Note 1. Summary of Significant Accounting Policies (continued)

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

Note 2. Cash Deposited with Clearing Organization

The Company is required by FSI to maintain an escrow account in the amount of $100,000. If the agreement between the Company and FSI is terminated for any reason, FSI may deduct from the escrow account any amounts the Company owes FSI due to failure to meet any of its obligations under the agreement.

Note 3. Marketable Securities

Cost and fair market value of marketable securities at March 31, 2004 are as follows:

	Cost	Gross Unrealized Losses	Market Value
State and municipal obligations	$ 15,915	$ 0	$ 15,915

Note 4. Commissions Receivable and Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance by these customers and FSI in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counter-party failed to perform its obligations under contractual terms and collateral held, if any, was deemed insufficient.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, FSI extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. The Company is responsible for the failure of a customer to comply with the terms of its margin agreement with FSI. The Company is also responsible for monitoring required margin levels and collecting additional margin deposits when necessary to comply with regulatory and FSI's internal margin requirements.

Note 5. Property and Equipment - Net

A schedule of property and equipment at March 31, 2004 is as follows:

Furnishings	$ 800
Office equipment	7,700
Total	8,500
Accumulated depreciation	(8,500)
Property and equipment - net	$ 0

Depreciation expense was $8,500 for the year ended March 31, 2004.

Note 6. Payable to Broker-Dealer

The Company has a margin account with FiServ Securities, Inc., secured by investment securities purchased. The balance was $15,830 at March 31, 2004.

Note 7. Income Taxes

A summary of the Company's tax provision at March 31, 2004 is as follows:

Federal:	
Current	$ 1,340
Deferred	0
Total federal	1,340
State:	
Current	1,225
Deferred	0
Total state	1,225
Totals	$ 2,565

Deferred income taxes result from temporary differences in reporting income and expense items for financial accounting and tax purposes using the liability method. Such temporary differences result primarily from differences in the carrying value of assets and liabilities. Deferred taxes are also recognized for operating losses and tax credits available for future use. In the opinion of Company's management, any deferred taxes as a result of these items are deemed immaterial.

Note 8. Related Party Transactions

The Company leases office facilities from its owner on a month-to-month basis at $1,900 per month. Rent expense was $4,500 for the year ended March 31, 2004.

Note 9. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the requirements of rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On March 31, 2004, the Company's aggregate indebtedness and net capital were $56,708 and $127,509, respectively, a ratio of (.44 to 1) and net capital exceeded the minimum capital requirement of $100,000 by $27,509.